# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Scilex Holding Company, CIK 0001820190
CUSIP: 80880W106
Title of class of securities: Common Stock par value $0.0001 per share
Address of issuer's principal executive offices: 960 San Antonio Road, Palo Alto, California (CA), 94303
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001176309

## Reporting persons
- Oramed Pharmaceuticals Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 732,717; shared voting power 0; sole dispositive power 732,717; shared dispositive power 0; aggregate amount beneficially owned 732,717 (9.9% of the class)
  Comment: Note to Rows 5, 7, 9: Comprised of (i)350,000 shares of common stock, par value $0.0001 per share ("Common Stock"), of Scilex Holding Company (the "Issuer"), and (ii) 382,717 shares of Common Stock issuable upon exercise of warrants exercisable within 60 days of the date on which this Schedule 13G has been filed with the Securities and Exchange Commission ("SEC"). Note to Row 11: Percent of class beneficially owned is calculated based on 6,951,796 shares of Common Stock outstanding as of March 25, 2025 as represented by the Issuer, plus 382,717 shares of Common Stock issuable upon exercise of warrants held by the Reporting Person that are exercisable within 60 days of the date on which this Schedule 13G has been filed with the SEC.

## Item 1. Issuer
Name of issuer: Scilex Holding Company
Address of issuer's principal executive offices: 960 San Antonio Road, Palo Alto, California, 94303

## Item 2. Person Filing
Name of person filing: Oramed Pharmaceuticals Inc. ("Oramed")
Address of principal business office or, if none, residence: 1185 Avenue of the Americas, Third Floor, New York, NY 10036
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information required by Item 4(a) is set forth in Row 9 of the cover page for the Reporting Person and is incorporated herein by reference. The amount beneficially owned is comprised of (i) 350,000 shares of common stock, par value $0.0001 per share ("Common Stock"), of Scilex Holding Company (the "Issuer"), and (ii) 382,717 shares of Common Stock issuable upon exercise of warrants exercisable within 60 days of the date on which this Schedule 13G has been filed with the Securities and Exchange Commission ("SEC").
Percent of class: The information required by Item 4(b) is set forth in Row 11 of the cover page for the Reporting Person and is incorporated herein by reference. The percent of class beneficially owned reported in Row 9 of the cover page for the Reporting Person is calculated based on 6,951,796 shares of Common Stock outstanding as of March 25, 2025 as represented by the Issuer, plus 382,717 shares of Common Stock issuable upon exercise of warrants held by the Reporting Person that are exercisable within 60 days of the date on which this Schedule 13G has been filed with the SEC. This calculation results in 9.9%.
Sole power to vote or to direct the vote: 732,717.00
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 732,717.00
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Oramed Pharmaceuticals Inc.: /s/ Avraham Gabay, Avraham Gabay/Chief Financial Officer (05/08/2025)